Consent of Independent Registered Public Accounting Firm

The Board of Directors
Taubman Centers, Inc.
and
Plan Administrator
The Taubman Company and
  Related Entities Employee
  Retirement Savings Plan:

We consent to the incorporation by reference in the registration statement (no. 333-81577) on Form S-8 of Taubman Centers, Inc. of our report dated June 4, 2009, with respect to the statements of net assets available for benefits of The Taubman Company and Related Entities Employee Retirement Savings Plan as of December 31, 2008 and 2007, the related statement of changes in net assets available for benefits for the year ended December 31, 2008, and the related supplemental Schedule H, Part IV, line 4i – schedule of assets (held at end of year) as of December 31, 2008, which report appears in the December 31, 2008 annual report on Form 11-K of The Taubman Company and Related Entities Employee Retirement Savings Plan.

KPMG LLP

Chicago, Illinois
June 4, 2009